

February 7, 2014

<u>Via E-Mail</u>
Robert L. Dixon
Vice President of Finance
hopTo Inc.
1901 S. Bascom Avenue, Suite 660
Campbell, CA 95008

Re: **hopTo Inc.**
Registration Statement on Form S-1
Filed January 30, 2014
File No. 333-193666

Dear Mr. Dixon:

We have limited our review of your registration statement to those issues we have addressed in our comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. Where you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

<u>Selling Stockholders, page 12</u>

1.   Tell us whether any of the selling stockholders are broker-dealers or affiliates of broker-dealers. A selling stockholder registered as a broker-dealer who did not receive its securities as compensation for investment banking or similar services should be identified in the prospectus as an underwriter. With respect to any selling stockholder that is an affiliate of a broker-dealer, confirm to us that at the time of the purchase of the securities to be resold, the seller purchased in the ordinary course of business and did not have any agreements or understandings, directly or indirectly, with any person to distribute the securities. If you are not able to make these representations, identify the selling stockholders as underwriters.

Incorporation of Certain Information by Reference, page 18

2.   Since you have not filed an annual report for your fiscal year ended December 31, 2013, you appear to be ineligible to incorporate information by reference into your Form S-1. Refer to General Instruction VII.C to the Form S-1. Please revise.

Exhibit 5.1

3.   The opinion states that the shares included in the registration statement, including the warrant shares, "will be validly issued, fully paid and non-assessable." For the shares of common stock that are already outstanding, however, the opinion should state that they are legally issued, fully paid, and non-assessable. Please revise. Refer to Section II.B.2.h of Staff Legal Bulletin No. 19.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

*   should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

*   the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

*   the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rule 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

If you have any questions regarding these comments, please contact Matthew Crispino, Staff Attorney, at (202) 551-3456 or, in his absence, me at (202) 551-3462. Should you require further assistance, you may contact Barbara C. Jacobs, Assistant Director, at (202) 551-3730.

Sincerely,

/s/ Mark P. Shuman

Mark P. Shuman
Branch Chief – Legal

cc: Via Email
        Ben D. Orlansky, Esq.
        Manatt, Phelps & Phillips, LLP